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                             June 16, 2023

       Michael Henderson, M.D.
       Chief Executive Officer
       Apogee Therapeutics, LLC
       221 Crescent St., Building 17, Suite 102b
       Waltham, MA 02453

                                                        Re: Apogee
Therapeutics, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 5,
2023
                                                            CIK No. 0001974640

       Dear Michael Henderson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A

       Prospectus Summary, page 1

   1. Stating, implying or predicting that your product candidates are safe, effective or will be approved is not
appropriate. Only the FDA or equivalent foreign government entity have the authority to
determine that a product candidate is safe and/or effective. Please delete your statements that
APG777 and APG808 have "the potential for significantly improved dosing over standard of
care," as they inappropriately assume the product candidates are effective.
 Michael Henderson, M.D.
Apogee Therapeutics, LLC
June 16, 2023
Page 2


2. We note your response to comment 5 and continue to object to the predicted timing of your Phase 2 trials in instances when your Phase 1 trials have not yet begun. These predictions make assumptions about the INDs related to your Phase 1and 2 trials, the results of your Phase 1 trials, enrollment in your Phase 1 trials and potential delays, or lack of delays in clinical trials. Given the assumptions inherent in these predictions, we continue to object to the predicted timing of your Phase 2 trials. Please revise your disclosure and pipeline table accordingly.
Our Pipeline , page 3

3.    Please revise your pipeline table to use the column heading
"preclinical," rather than
      "IND-Enabling." Preclinical is a term the FDA uses in discussing the phases of drug development. Additionally, while all IND-Enabling studies are preclinical, not all preclinical trials are sufficient to be considered IND-Enabling.
4. We note that your pipeline table has been amended to extend the blue area across the entire preclinical column for the indications related to atopic dermatitis and asthma.
      Please confirm that all preclinical trials in this area have been completed.
Cell Line License Agreement - WuXi Biologics (Hong Kong) Limited, page 110

5. Please revise your disclosure to quantify the low six figure license fee. You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at
202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Arzhang Navai at 202-551-4676 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Henderson, M.D.
                                                             Division of
Corporation Finance
Comapany NameApogee Therapeutics, LLC
                                                             Office of Life
Sciences
June 16, 2023 Page 2
cc:       Melanie Neary
FirstName LastName